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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                  (RULE 13E-4)
                                (AMENDMENT NO. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                        WESTCOAST HOSPITALITY CORPORATION
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     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))


           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                  HAVING AN EXERCISE PRICE OF $15.00 PER SHARE,
                         UNDER 1998 STOCK INCENTIVE PLAN
                         ------------------------------
                         (Title of Class of Securities)


                                     95750P
                      ------------------------------------
                      (CUSIP Number of Class of Securities
              (Underlying Common Stock, Par Value $.01 Per Share))


                                ARTHUR M. COFFEY
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        WESTCOAST HOSPITALITY CORPORATION
                      201 WEST NORTH RIVER DRIVE, SUITE 100
                            SPOKANE, WASHINGTON 99201
                                 (509) 459-6100
          ------------------------------------------------------------
          (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:

                                FRANK C. WOODRUFF
                              RIDDELL WILLIAMS P.S.
                      1001 FOURTH AVENUE PLAZA, SUITE 4500
                            SEATTLE, WASHINGTON 98154
                                 (206) 624-3600

CALCULATION OF FILING FEE
 TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
      $4,329,460                                             $865.89


* Calculated solely for purposes of determining the filing fee. The transaction value represents the aggregate value of 646,188 shares of common stock of WestCoast Hospitality Corporation, the number of shares underlying the options eligible for exchange in this offer. Such aggregate value was calculated based on the common stock's closing sale price of $6.70 on June 27, 2002, as reported by the New York Stock Exchange.

** Previously paid.
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|_| Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:  Not applicable.
                  Form or Registration No.:  Not applicable.
                  Filing Party:  Not applicable.
                  Date Filed:  Not Applicable.


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1 |X| issuer tender offer subject to Rule 13e-4 |_| going-private transaction subject to Rule 13e-3 |_| amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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     This Amendment No. 2 to Tender Offer Statement on Schedule TO reports the results of the offer by WestCoast Hospitality Corporation (the "Company") to its current employees to exchange options that such employees hold under the 1998 Stock Incentive Plan (the "Plan") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), having an exercise price of $15 per share (the "Eligible Options"), for new options to be granted under the Plan (the "New Options") to purchase shares of Common Stock (the "Option Shares") upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal.

ITEM 4.  TERMS OF THE TRANSACTION.

Item 4 is hereby supplemented and amended as follows:

     The offer made by the Company pursuant to the Schedule TO expired on Wednesday, July 31, 2002. The Company has accepted for exchange Eligible Options to purchase 571,661 shares of Common Stock of the Company tendered pursuant to the offer. Subject to the terms and conditions of the offer, the Company will grant New Options to purchase an aggregate of 285,851 shares of Common Stock in exchange for such tendered Eligible Options. The Company will promptly send each option holder whose Eligible Options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(7) to the initial Schedule TO, indicating the number of shares subject to the tendered Eligible Options that have been accepted for exchange.






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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.



     Dated:  August 6, 2002.
                                          WESTCOAST HOSPITALITY CORPORATION



                                          By: /s/ Arthur M. Coffey
                                              -----------------------------
                                              Arthur M. Coffey
                                              Executive Vice President and
                                              Chief Financial Officer



















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